Letter Agreement

To:

Epiphany Funds

325 S. Mesquite Street, Suite 104

Arlington, Texas 75010

Dear Board Members:

You have engaged us to act as the investment adviser to the Epiphany FFV Fund and Epiphany FFV Strategic Income Fund (collectively the “Funds”).

Through May 31, 2018, we hereby contractually agree to waive management fees and/or reimburse the Funds for expenses they incur, but only to the extent necessary to maintain the Funds’ total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Funds invest; and extraordinary expenses) at:

Epiphany FFV Fund

1.50% of the average daily net assets of the Class A Shares.

1.25% of the average daily net assets of the Class I Shares.

Epiphany FFV Strategic Income Fund

1.25% of the average daily net assets for Class A.

1.00% of the average daily net assets for Class I Shares.

The waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date of the waiver or reimbursement, provided that the Fund is able to make the repayment without exceeding the lesser of the above expense limitation or any expense limitation in effect at the time of reimbursement and such reimbursement has been approved by the Board.

This Agreement will continue in effect until at least May 31, 2018 and from year to year thereafter provided that each continuance is specifically approved by a majority of the Trustees of the Trust who are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (the “Independent Trustees”).  Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business.  Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Trustees of the Trust.

Very truly yours, TRINITY FIDUCIARY PARTNERS LLC By: /S/ Samuel J. Saladino, III Name: Samuel J. Saladino, III Title: CEO

Acceptance

The foregoing Agreement is hereby accepted.

EPIPHANY FUNDS By: /S/ Samuel J. Saladino, III Name: Samuel J. Saladino, III Title: President